
EFES


06018210

File: 082-04144

November 01, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the Board of Directors' resolution to participate in the rights offering by Anadolu Efes' Holland based 70.2% subsidiary Efes Breweries International.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.


ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

File: 082-04144

PARTICIPATION OF ANADOLU EFES IN THE RIGHTS OFFERING BY EFES BREWERIES INTERNATIONAL

In its announcement to the London Stock Exchange, our Holland based 70% subsidiary Efes Breweries International ("EBI") announced that as per the decision of its Supervisory Board, dated 19.10.2006, EBI will increase its share capital in the form of a Rights Issue, amounting to USD 300,000,000, through a Share Rights Offering to existing shareholders of up to 63,428,572 new shares as per the related country legislations.

As previously announced on 11.10.2006, Anadolu Efes resolved to participate in the Share Rights Offering to the full extent of its share of 70.2% of the EBI's share capital and to authorize the Company Management, to conduct the related work, if need be, to subscribe for the unsubscribed portion of the rights , if any, as per the related country legislations. The Share Rights for the publicly held 29.8% will be offered to existing shareholders in the form of Global Depository Receipts ("GDR"), each representing 5 ordinary shares.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr



<OMERO@ekspresinvest.com>
31.10.2006 14:45

To <ebru.erem@efespilsen.com.tr>
cc
bcc
Subject Toplanti talebi - 14 Kasım 2006, oglen 12:00 - Tiedemann Funds

Demir ile konuşacak

Ebru Hanim merhaba,

Bir toplanti talebi icin rahatsiz ediyorum.

Tiedemann Funds'dan Walter Stoeppelwerth Istanbul'a geliyor, Anadolu Efes'le de bir gorusme yapmak istedigini iletti.

14 Kasım Carsamba saat 12:00 gibi uygun mudur?

Orhun Bey Walter'i yakindan taniyor zaten.

Ancak maalesef Walter cok kisa sure kalacak Istanbul'da ve bayagi bir gorusme yapmak istiyor, bu nedenle size ziyaretimizi oglen yemegi sirasinda yapmamizda bir sakinca var mi?

Basiniza cok is acmadan – ufak tefek atistirmalik birseyler esliginde toplantiyi yaparsak hem vakitten kazaniriz hem de Walter'in istegini yerine getirmis oluruz diye dusunduk.

Umarim Orhun bey de musaittir.

Yardimlariniz icin simdiden tesekkur ederim,

Gorusmek uzere,

Omer OMERBAS
Senior Analyst
Research Department
Ekspres Invest
Tel: +90 212 336 51 97